SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2012

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM

Attached hereto and incorporated by reference herein are the Registrant’s Notice of Meeting for an Extraordinary General Meeting of Shareholders, convened at the request of Mr. Jerry Ivy and following receipt by the Company of all documents required under applicable law, to be held on December 30, 2012 (the “Meeting”); as well as a Proxy Statement and Proxy Card submitted by Mr. Jerry Ivy’s counsel with respect to the Meeting.

Only shareholders of record who hold Ordinary Shares, nominal value NIS 0.10, of the Registrant at the close of business on November 28, 2012 will be entitled to notice of and to vote at the Meeting and any postponements or adjournments thereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant)

By:	/s/ Oded Bashan
Mr. Oded Bashan Chairman of the Board of Directors.

Date: November 23, 2012

ON TRACK INNOVATIONS LTD.
NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

This notice is hereby given following Mr. Jerry Ivy's request and receipt by the Company of all documents required under applicable law, to convene a general meeting of the shareholder of the Company to decide on the suggested items as specified in the agenda hereinunder (the "Request").

Mr. Jerry Ivy, Jr. as being a long term shareholder of the Company, owner of an aggregate amount of 3,063,9161 Ordinary Shares of the Company as of this date, which constitute approximately 9.84% of the Company's outstanding shares, has expressed his sincere concern and dissatisfaction of the long lasting poor performance of the Company and its continued lack of profitability throughout multiple correspondences with the Company and its incumbent Board of Directors and by means of Schedule 13D filings. Concurrently, Mr. Ivy has disclosed his intention and efforts to affect a substantial change with the current status quo of the Company and its Board of Directors, and hence submitted the Board of Directors with the Request.

Pursuant to the Request, a notice is hereby given that an Extraordinary General Meeting of the Shareholders of On Track Innovations Ltd. (“Company”) will be held on Sunday, December 30, 2012, at 11:30 A.M. (Israel time), at the offices of the Company in Z.H.R. Industrial Zone, Rosh-Pina, Israel (“Meeting”), for the following purposes:

1.	Removal of Mr. Eli Akavia from his position as director of the Company as of the date of the Meeting.
2.	Election of Ms. Eileen Segall to serve as an external director of the Company for a three-year term as of the date of the Meeting.
3.	Election of Mr. Jeffrey E. Eberwein to serve as an external director of the Company for a three-year term as of the date of the Meeting.
4.
Election of Mr. Charles M. Gillman to serve as a director of the Company until the first general meeting of the shareholders of the Company to be held following termination of the 36 months period commencing as of the date of the Meeting.

5.
Election of Mr. Dilip Singh to serve as a director of the Company until the first general meeting of the shareholders of the Company to be held following termination of the 36 months period commencing as of the date of the Meeting.

6.
Election of Mr. Richard Kenneth Coleman, Jr. to serve as a director of the Company until the first general meeting of the shareholders of the Company to be held following termination of the 36 months period commencing as of the date of the Meeting.

7.
Election of Mr. Dimitrios Angelis to serve as a director of the Company until the first general meeting of the shareholders of the Company to be held following termination of the 36 months period commencing as of the date of the Meeting.

The election of the following nominees will be decided by the Meeting in case any general meeting of the shareholders of the Company has approved prior to the Meeting the amendment to the Company's Articles of Association, under which the size of the Company's Board of Directors is extended to not more than 11 directors:

8.
Election of Mr. Mark Stolper to serve as a director of the Company until the first general meeting of the shareholders of the Company to be held following termination of the 36 months period commencing as of the date of the Meeting.

9.
Election of Mr. John Knapp to serve as a director of the Company until the first general meeting of the shareholders of the Company to be held following termination of the 36 months period commencing as of the date of the Meeting.

Record Date and Right to Vote
Subject to the provisions of the Israeli law and the Company's Articles of Association (“Articles”), only shareholders of record as of the close of trading on the Nasdaq Global Market on November 28, 2012 (“Record Date”) are entitled to attend and vote at the Meeting and any adjournments or postponements thereof.

You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares of the Company par value NIS 0.10 per shares (“Ordinary Shares”) through a bank, broker or other nominee which was one of our shareholders of record at the close of business on the Record Date.

1	Out of which 422,800 Ordinary Shares of the Company are in a shared ownership (both right to vote and right to dispose) with Marlene V. Ivy.

A shareholder whose Ordinary Shares are registered in his, her or its favor with a member of a stock exchange and are included in the Ordinary Shares which are registered in the register of shareholders of the Company under the name of such member of a stock exchange, shall be required to prove ownership of such Ordinary Shares as of the Record Date by providing the Company before the time appointed for holding the Meeting, with a proof of ownership, issued by a member of a stock exchange, or a copy of the shareholder's Identification Card, passport or Incorporation Certificate, if such shareholder is registered in the register of shareholders of the Company.

Legal Quorum
Under the Articles, no business may be transacted at any shareholders meeting unless a quorum is present when the meeting begins. The quorum required for a meeting is the presence, in person or by proxy, of at least two shareholders, holding in the aggregate at least one third of the issued and outstanding Ordinary Shares (“Quorum”) as of the Record Date. If within half an hour from the time appointed for holding a meeting a Quorum is not present, the meeting shall be dissolved and it shall stand adjourned to the same day in the next week (or the business day following such day, if such day is not a business day) at the same time and place, provided that if at such adjourned meeting a Quorum is not present within half an hour from the time appointed for holding the adjourned meeting, the shareholders then present at such adjourned meeting shall nevertheless constitute a quorum.

Abstentions and Broker Non-Votes (as explained below) are counted in determining if a quorum is present.

Under applicable regulations, a "Broker Non-Vote" occurs, with respect to an item on the agenda, when a broker identified as the record holder of shares is not permitted by applicable rules to vote on such item without instruction from the beneficial owner of the shares, and no such instruction has been received. All items on the agenda of the Meeting are "non-routine", so that a broker may not vote with respect to such proposals if the beneficial shareholder does not instruct the broker how to vote with respect to such proposal.

Proxy
You can vote your shares by attending the Meeting or by completing and signing a proxy card. Attached is the proxy card, solicited by Mr. Ivy, for the Meeting. Please follow the instructions on the proxy card.

The Company will be mailing copies of this invitation, proxy statement and the proxy card to the Company's shareholders of record as of the Record Date. The Company will bear the cost of postage, printing and handling of the proxy cards, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of our Ordinary Shares.

The Company will not be able to count a proxy card unless it receives it, accompanied with a copy of the shareholder's Identification Card, passport or Incorporation Certificate (if applicable), with respect to a shareholder who is registered in the register of shareholders of the Company, and with a proof of ownership, as specified above, with respect to a shareholder whose shares are registered under the name of a member of a stock exchange. The Company will not be able to count a proxy card unless it receives it at its principal executive offices at Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000, or at the Company's transfer agent, Continental Stock Transfer & Trust Company, in the enclosed envelope, by December 28, 2012 at 11:30 A.M. Israel time.

If you sign and return the enclosed proxy card, your shares will be voted in favor of all of the proposed resolutions as specified in the agenda hereinunder, whether or not you specifically indicate a “FOR” vote, unless you specifically abstain or vote against a specific resolution. On all matters considered at the Meeting, abstentions and broker non-votes (to the extent applicable) will be treated as neither a vote “FOR” nor “AGAINST” the matter, although they will be counted in determining if a quorum is present.

By order of the Board of Directors,
/s/ Oded Bashan,
Mr. Oded Bashan Chairman of the Board of Directors.

Date: November 23, 2012

ON TRACK INNOVATIONS LTD.
ROSH-PINA, ISRAEL
_____________________

PROXY STATEMENT
_____________________

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of ordinary shares, NIS 0.10 nominal value per share (“Ordinary Shares”), of On Track Innovations Ltd. (“Company”) following Mr. Jerry Ivy's request and receipt by the Company of all documents required under applicable law, to convene a general meeting of the shareholder of the Company to decide on the suggested items as specified in the agenda hereinunder (the "Request").

Mr. Jerry Ivy, Jr. as being a long term shareholder of the Company, owner of an aggregate amount of 3,063,916 Ordinary Shares of the Company as of this date, which constitute approximately 9.84% of the Company's outstanding shares, has expressed his sincere concern and his dissatisfaction of the long lasting poor performance of the Company and its continued lack of profitability throughout correspondences with the Company and its incumbent Board and by means of 13D/A filings. Concurrently, Mr. Ivy has disclosed his intention to affect a substantial change with this regard, and hence submitted the Board of Directors with the Request.

This Proxy Statement is for use at the Extraordinary General Meeting of Shareholders, or at any adjournment thereof, pursuant to the accompanying Notice of Extraordinary General Meeting of Shareholders. The meeting will be held on Sunday, December 30, 2012, at 11:30 A.M. (Israel time), at the offices of the Company in Z.H.R. Industrial Zone, Rosh-Pina, Israel (“Meeting”).
PROXY

The agenda for the Meeting is as follows:
1.	Removal of Mr. Eli Akavia from his position as director of the Company as of the date of the Meeting.
2.	Election of Ms. Eileen Segall to serve as an external director of the Company for a three-year term as of the date of the Meeting.
3.	Election of Mr. Jeffrey E. Eberwein to serve as an external director of the Company for a three-year term as of the date of the Meeting.
4.
Election of Mr. Charles M. Gillman to serve as a director of the Company until the first general meeting of the shareholders of the Company to be held following termination of the 36 months period commencing as of the date of the Meeting.

5.
Election of Mr. Dilip Singh to serve as a director of the Company until the first general meeting of the shareholders of the Company to be held following termination of the 36 months period commencing as of the date of the Meeting.

6.
Election of Mr. Richard Kenneth Coleman, Jr. to serve as a director of the Company until the first general meeting of the shareholders of the Company to be held following termination of the 36 months period commencing as of the date of the Meeting.

7.
Election of Mr. Dimitrios Angelis to serve as a director of the Company until the first general meeting of the shareholders of the Company to be held following termination of the 36 months period commencing as of the date of the Meeting.

The election of the following nominees will be decided by the Meeting only in case any general meeting of the shareholders of the Company has approved prior to the Meeting the amendment to the Company's Articles of Association, under which the size of the Company's Board of Directors is extended to not more than 11 directors.

8.
Election of Mr. Mark Stolper to serve as a director of the Company until the first general meeting of the shareholders of the Company to be held following termination of the 36 months period commencing as of the date of the Meeting.

9.
Election of Mr. John Knapp to serve as a director of the Company until the first general meeting of the shareholders of the Company to be held following termination of the 36 months period commencing as of the date of the Meeting.

ITEM 1 – REMOVAL OF MR. ELI AKAVIA FROM HIS POSITION AS A DIRECTOR OF THE COMPANY.

Mr. Eli Akavia is suggested to be removed from his position as a director of the Company, due to the long lasting poor performance of the Company and its continued lack of profitability.

Mr. Ivy strongly believes that a substantial change in the Company's Board of Directors is necessary, by means of releasing the suggested director and appointing new highly qualified directors as specified in the agenda of the Meeting, in order to improve the Company's performance and enhance its future business.

In accordance with the Israeli Companies Law 5759-1999 (the "Companies Law"), Mr. Akavia is entitled to render to the Meeting his position with regard to this proposed resolution.

Mr. Ivy wishes to thank Mr. Akavia for the time he has served on the Company's Board of Directors.

Therefore, it is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to remove Mr. Eli Akavia from his office as a Director on the Board of Directors of the Company effective as of the Meeting.”

MR. JERRY L. IVY, JR., RECOMMENDS A VOTE “FOR” PROPOSAL 1.

Required Majority:
The affirmative vote of a majority of the shares voting on the matter is required to approve such resolution.

ITEM 2 – ELECTION OF MS. EILEEN SEGALL AS AN EXTERNAL DIRECTOR

While companies incorporated under the laws of Israel whose shares have been offered to the public inside or outside of Israel are required by the Companies Law to elect at least two External Directors, the Company has only one external director for almost three months. On November 9, 2012 the general meeting of the shareholders of the Company voted against the election of the then suggested nominees for external Directors.

Mr. Ivy strongly believes that a substantial change in the Company's Board of Directors is necessary, by means of releasing the suggested director and appointing new highly qualified directors as specified in the agenda of the Meeting, in order to improve the Company's performance and enhance its future business.

Mr. Ivy suggests that since the Company reports that 96% of its outstanding shares are held by a depository in the United States, it is necessary, and long overdue, to elect directors that are more representative of the Company’s shareholders, and furthermore, are highly qualified and capable to affect the necessary changes in the Company.

In addition, under the Israeli Companies Law, where on the date of election of an external director in a publicly traded company the board of directors includes only directors of one gender, the external director that will be elected shall be of the other gender.

In light of the above and in order to comply with the Companies Law it is hereby suggested to elect Ms. Eileen Segall to serve as an External Director on the Board of Directors of the Company.

The Company has received a statement from Ms. Eileen Segall, in which she declared that she possesses of "Accounting and Financial Expertise" as that term is defined under the Companies Regulations (Requirements and Criteria for a director with Accounting and Financial Expertise and for a Director with Professional Qualification), 2005 (the "Requirements Regulations") and fully complies with all of the requirements applicable to External Directors, as set forth in the Companies Law. Ms. Segall further declared that she meets all of the requirements applicable to "Independent Director" under the applicable NASDAQ rules.

The following biographical information is provided with respect to Ms. Segall and is based upon her declaration which was submitted to the Company:

Ms. Segall, 34, is the General Partner of Tildenrow Partners, LP., a private investment fund, and sole managing member of Tildenrow Advisors, LLC, New York, New York, an investment advisory firm (2006 to present). Ms. Segall is a value investor focused on stocks that meet exceptional financial criteria, with long-term growth prospects, and management concerned with shareholder value. Ms. Segall's strategy is derived from twelve years of experience analyzing equities from both an accounting and corporate strategic perspective.  Previously, from 2003 to 2006, Ms. Segall was an assistant portfolio manager and director of research at Nicusa Capital Partners, LP, where her role, among other areas, included keeping the organization current on accounting issues and training analysts in financial modeling and investment research.  Prior to portfolio management, from 2000 to 2002, Ms. Segall co-authored numerous investment reports on publicly traded equities in the Telecommunications Equipment industry, including Israeli-based technology firms, as an equity research associate at Robertson Stephens, Inc. investment bank.  Ms. Segall is also an active member of 100 Women in Hedge Funds, the NY Portfolio Managers and Traders Peer Advisory Group "PAG", a member of the New York Society of Security Analysts (NYSSA), and served as a mentor to students in Columbia Business School's Value Investing program from 2008 to 2012.
Ms. Segall holds B.S. in Materials Science and Engineering from the Massachusetts Institute of Technology (M.I.T.) (2000).

Therefore, it is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to elect Ms. Eileen Segall as an External Director on the Board of Directors of the Company for a three-year term as of the date of the Meeting”

MR. JERRY L. IVY, JR., RECOMMENDS A VOTE “FOR” PROPOSAL 2.

Required Majority:
The affirmative vote of a majority of the shares voting on the matter is required to approve this resolution, providing either (i) included in such majority is at least a majority of the shares of shareholders who are non-controlling shareholders and do not have a personal interest in said election (excluding a personal interest that is not related to the relationship with the controlling shareholder); or (ii) the total number of shares of shareholders specified in clause (i) who voted against this resolution does not exceed two percent (2%) of the voting rights in the Company.

For this purpose, you are asked to indicate on the enclosed proxy card whether you are a Controlling Shareholder or have a Personal Interest in the election of the external directors (excluding a Personal Interest that is not related to a relationship with a Controlling Shareholder). Under the Companies Law, in general, a person will be deemed to be a controlling shareholder if the person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company, and you are deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of the proposal. In addition, you are deemed to have a personal interest if a company, other than On Track Innovations Ltd. that is affiliated with you has a personal interest in the adoption of the proposal. Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of the Company’s shares, or to a matter that is not related to a relationship with a controlling shareholder.

ITEM 3 – ELECTION OF MR. JEFFREY E. EBERWEIN AS AN EXTERNAL DIRECTOR

While companies incorporated under the laws of Israel whose shares have been offered to the public inside or outside of Israel are required by the Companies Law to elect at least two External Directors, the Company has only one external director for almost three months. On November 9, 2012 the general meeting of the shareholders of the Company voted against the election of the Company's nominees for external Directors.

Mr. Ivy strongly believes that a substantial change in the Company's Board of Directors is necessary, by means of releasing the suggested director and appointing new highly qualified directors as specified in the agenda of the Meeting, in order to improve the Company's performance and enhance its future business.

Mr. Ivy suggests that since the Company reports that 96% of its outstanding shares are held by a depository in the United States, it is necessary, and long overdue, to elect directors that are more representative of the Company’s shareholders, and furthermore, are highly qualified and capable to affect the necessary changes in the Company.

The Company has received a statement from Mr. Eberwein, in which he declared that he possesses "Accounting and Financial Expertise" and "Professional Qualification" as those terms are defined under the Requirements Regulations and fully complies with all of the requirements applicable to External Directors, as set forth in the Companies Law. Mr. Eberwein further declared that he meets all of the requirements applicable to "Independent Director" under applicable NASDAQ rules.

The following biographical information is provided with respect to Mr. Eberwein and is based upon his declaration which was submitted to the Company:

Mr. Eberwein, 42, has 20 years of Wall Street experience, including 16 years in investment management and 4 years in investment banking. From 2009 until 2011, Mr. Eberwein was a portfolio manager at Soros Fund Management, New York, and prior to that from 2005-2008 he was a portfolio manager and partner at Viking Global Investors Greenwich, CT. Mr. Eberwein has extensive experience analyzing and investing in many different industries. Mr. Eberwein is currently a private investor along with serving on the Board of Digirad Corporation, and on the Board of Goldfield Corporation, where he is also a member of the Audit Committee.  Mr. Eberwein holds a MBA (finance) from The Wharton School, University of Pennsylvania (1995), and a BBA with High Honors from the University of Texas at Austin (1991).

Therefore, it is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to elect Mr. Jefferey E. Eberwein as an External Director on the Board of Directors of the Company for a three-year term as of the date of the Meeting”

MR. JERRY L. IVY, JR., RECOMMENDS A VOTE “FOR” PROPOSAL 3.

Required Majority:
The affirmative vote of a majority of the shares voting on the matter is required to approve this resolution, providing either (i) included in such majority is at least a majority of the shares of shareholders who are non-controlling shareholders and do not have a personal interest in said election (excluding a personal interest that is not related to the relationship with the controlling shareholder); or (ii) the total number of shares of shareholders specified in clause (i) who voted against this resolution does not exceed two percent (2%) of the voting rights in the Company.

For this purpose, you are asked to indicate on the enclosed proxy card whether you are a Controlling shareholder or have a Personal Interest in the election of the external directors (excluding a Personal Interest that is not related to a relationship with a Controlling Shareholder). Under the Israeli Companies Law, in general, a person will be deemed to be a controlling shareholder if the person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company, and you are deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of the proposal. In addition, you are deemed to have a personal interest if a company, other than On Track Innovations Ltd. that is affiliated with you has a personal interest in the adoption of the proposal. Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of the Company’s shares, or to a matter that is not related to a relationship with a controlling shareholder.

ITEM 4 – ELECTION OF MR. CHARLES M. GILLMAN AS A DIRECTOR

Mr. Ivy strongly believes that a substantial change in the Company's Board of Directors is necessary, by means of releasing the suggested director and appointing new highly qualified directors as specified in the agenda of the Meeting, in order to improve the Company's performance and enhance its future business.

Mr. Ivy suggests that since the Company reports that 96% of its outstanding shares are held by a depository in the United States, it is necessary, and long overdue, to elect directors that are more representative of the Company’s shareholders, and furthermore,  are highly qualified and capable to affect the necessary changes in the Company.

The Company has received a statement from Mr. Gillman, in which he declared of his compliance with all of the requirements applicable to directors in publicly traded companies, as set forth in the Companies Law.

Mr. Ivy thinks it is in the best interest of the Company to elect Mr. Gillman as a director. Mr. Ivy is not aware of any reason why Mr. Gillman, if elected as a director, should be unable to serve. Mr. Ivy is not aware of any understanding or agreement with respect to the future election of Mr. Gillman.

The following biographical information is provided with respect to Mr. Gillman and is based upon his declaration which was submitted to the Company.

Mr. Gillman, 41, founded in 2002 Value Fund Advisors, LLC., an investment management firm that utilizes both a research-intensive investment process and a long-term investment strategy and serves as its Chief Executive Officer. Since March 2001, Mr. Gillman has also provided portfolio management services for Nadel and Gussman, LLC., a management company that employs personnel for its family-related entities and affiliates. Prior to founding Value Fund Advisors, Mr. Gillman held a number of positions in the investment industry and developed an expertise in the analysis of companies going through dramatic corporate transitions. From September 1992 to June 1994, Mr. Gillman was a strategic management consultant in the New York office of McKinsey & Company, a leading management consulting firm. While at McKinsey, Mr. Gillman worked to develop strategic plans for business units of companies located both inside the United States and abroad. Mr. Gillman serves on the board of directors of Infusystem Holdings, Inc., Littlefield Corp., Compumed Inc., and Digirad Corp.

Mr. Gillman holds a bachelor of science in Economics from the Wharton School of the University of Pennsylvania (1992).

Therefore, it is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to elect Mr. Charles M. Gillman a Director on the Board of Directors of the Company
until the first general meeting of the shareholders of the Company to be held following termination of the 36 months period commencing as of the date of the Meeting."

MR. JERRY L. IVY, JR., RECOMMENDS A VOTE “FOR” PROPOSAL 4.

Required Majority:
The affirmative vote of a majority of the shares voting on the matter is required to approve such resolution.

ITEM 5 – ELECTION OF MR. DILIP SINGH AS A DIRECTOR

Mr. Ivy strongly believes that a substantial change in the Company's Board of Directors is necessary, by means of releasing the suggested director and appointing new highly qualified directors as specified in the agenda of the Meeting, in order to improve the Company's performance and enhance its future business.

Mr. Ivy suggests that since the Company reports that 96% of its outstanding shares are held by a depository in the United States, it is necessary, and long overdue, to elect directors that are more representative of the Company’s shareholders, and furthermore, are highly qualified and capable to affect the necessary changes in the Company.

Mr. Ivy thinks it is in the best interest of the Company to elect Mr. Singh as a director. Mr. Ivy is not aware of any reason why Mr. Singh, if elected as a director, should be unable to serve. Mr. Ivy is not aware of any understanding or agreement with respect to the future election of Mr. Singh.

The Company has received a statement from Mr. Singh, in which he declared of his compliance with all of the requirements applicable to directors in publicly traded companies, as set forth in the Companies Law.

The following biographical information is provided with respect to Mr. Singh and is based upon his declaration which was submitted to the Company.

Mr. Dilip Singh, 64, has forty years of experience in operations, executive management, and board positions with global Fortune 500 telecom carriers, software companies, and entrepreneurial start-ups. Mr. Singh has extensive experience in public and private company turnarounds, global mergers and acquisitions, and international business development.   Mr. Singh serves as Interim CEO, President and director in InfuSystem Holdings Inc. since April 2012.  From 2010 to 2011, Mr. Singh served as a CEO and director in MRV Communications. From 2008 to 2009 Mr. Singh served as the CEO of Telia –Sonera Spice Nepal, and from 2004 to 2008 he serves as CEO and president of Telenity, Inc. Mr. Singh also serves as a director on Concurrent Computer Corporation– CCUR.

Mr. Singh holds a Master of Science in Physics University of Jodhpur, Jodhpur, India, 1969, as well as a Master of Technology in Electronics and Communication Electric Engineering, Indian Institute of Technology, New-Delhi, India. 1971.

Therefore, it is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to elect Mr. Dilip Singh a Director on the Board of Directors of the Company until the first general meeting of the shareholders of the Company to be held following termination of the 36 months period commencing as of the date of the Meeting".

MR. JERRY L. IVY, JR., RECOMMENDS A VOTE “FOR” PROPOSAL 5.

Required Majority:
The affirmative vote of a majority of the shares voting on the matter is required to approve such resolution.

ITEM 6 – ELECTION OF MR. RICHARD KENNETH COLEMAN, JR. AS A DIRECTOR

Mr. Ivy strongly believes that a substantial change in the Company's Board of Directors is necessary, by means of releasing the suggested director and appointing new highly qualified directors as specified in the agenda of the Meeting, in order to improve the Company's performance and enhance its future business.

Mr. Ivy suggests that since the Company reports that 96% of its outstanding shares are held by a depository in the United States, it is necessary, and long overdue, to elect directors that are more representative of the Company’s shareholders, and furthermore, are highly qualified and capable to affect the necessary changes in the Company.

Mr. Ivy thinks it is in the best interest of the Company to elect Mr. Coleman as a director. Mr. Ivy is not aware of any reason why Mr. Coleman, if elected as a director, should be unable to serve. Mr. Ivy is not aware of any understanding or agreement with respect to the future election of Mr. Coleman.

The Company has received a statement from Mr. Coleman, in which he declared of his compliance with all of the requirements applicable to directors in publicly traded companies, as set forth in the Companies Law.

The following biographical information is provided with respect to Mr. Coleman and is based upon his declaration which was submitted to the Company.

Mr. Coleman, 55, has over 30 years of executive management experience in technology companies in roles such as Advanced Technology Research and Development, Software Development, Customer Service, Sales and Marketing, Product Management, Business Development, and Human Resources. Mr. Coleman's extensive change management experience includes first-stage start-ups, acquisitions, mergers, and re-engineering or consolidation in multinational Fortune 500 companies.  Mr. Coleman was the COO (Chief Operating Officer) of MetroNet Communications from 1997 to 1998. Mr. Coleman’s company, Rocky Mountain Venture Services, provides operating expertise to numerous public and private clients of all sizes.  He has served on the boards of various publicly traded, private and non-profit companies and has taught extensively in the areas of leadership and ethics. Mr. Coleman is currently a private investor and a consultant to privately-held and public companies.

Mr. Coleman holds a B.S. from the USAF Academy (1978), as well as a MBA from Golden Gate University (1981).

Therefore, it is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to elect Mr. Richard Kenneth Coleman, Jr. a Director on the Board of Directors of the Company until the first general meeting of the shareholders of the Company to be held following termination of the 36 months period commencing as of the date of the Meeting.”

MR. JERRY L. IVY, JR., RECOMMENDS A VOTE “FOR” PROPOSAL 6.

Required Majority:
The affirmative vote of a majority of the shares voting on the matter is required to approve such resolution.

ITEM 7 – ELECTION OF MR. DIMITRIOS ANGELIS AS A   DIRECTOR

Mr. Ivy strongly believes that a substantial change in the Company's Board of Directors is necessary, by means of releasing the suggested director and appointing new highly qualified directors as specified in the agenda of the Meeting, in order to improve the Company's performance and enhance its future business.

Mr. Ivy suggests that since the Company reports that 96% of its outstanding shares are held by a depository in the United States, it is necessary, and long overdue, to elect directors that are more representative of the Company’s shareholders, and furthermore,  are highly qualified and capable to affect the necessary changes in the Company.

The Company has received a statement from Mr. Angelis, in which he declared of his compliance with all of the requirements applicable to directors in publicly traded companies, as set forth in the Companies Law.

Mr. Ivy thinks it is in the best interest of the Company to elect Mr. Angelis as a director. Mr. Ivy is not aware of any reason why Mr. Angelis, if elected as a director, should be unable to serve. Mr. Ivy is not aware of any understanding or agreement with respect to the future election of Mr. Angelis.

The following biographical information is provided with respect to Mr. Angelis and is based upon his declaration which was submitted to the Company.

Mr. Angelis, 42, is the General Counsel of Wockhardt Inc., a biologics and pharmaceutical company (generics) since 2012. From 2008 to 2012 Mr. Angelis was a senior counsel in Dr. Reddy’s Laboratories, Ltd., a publicly traded pharmaceutical company, and during 2008 he was the Chief Legal Officer and Corporate Secretary of Osteotech, Inc., a publicly traded medical device company with responsibility for managing the patent portfolio (approximately 42 patents).

Mr. Angelis holds a B.A. in Philosophy and English from Boston College (1992), a M.A. in Behavioral Science from California State University (1994) and Juris Doctor, New York University School of Law (2001).

Therefore, it is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to elect Mr. Dimitrios Angelis a Director on the Board of Directors of the Company until the first general meeting of the shareholders of the Company to be held following termination of the 36 months period commencing as of the date of the Meeting".

MR. JERRY L. IVY, JR., RECOMMENDS A VOTE “FOR” PROPOSAL 7.

Required Majority:
The affirmative vote of a majority of the shares voting on the matter is required to approve such resolution.

ITEM 8 – ELECTION OF MR. MARK STOLPER AS A DIRECTOR

This item shall be considered by the Meeting only in case any general meeting of the shareholders of the Company has approved prior to the Meeting the amendment to the Company's Articles of Association, under which the size of the Company's Board of Directors is extended to not more than 11 directors.

Mr. Ivy strongly believes that a substantial change in the Company's Board of Directors is necessary, by means of releasing the suggested director and appointing new highly qualified directors as specified in the agenda of the Meeting, in order to improve the Company's performance and enhance its future business.

Mr. Ivy suggests that since the Company reports that 96% of its outstanding shares are held by a depository in the United States, it is necessary, and long overdue, to elect directors that are more representative of the Company’s shareholders, and furthermore,  are highly qualified and capable to affect the necessary changes in the Company.

The Company has received a statement from Mr. Stolper, in which he declared of his compliance with all of the requirements applicable to directors in publicly traded companies, as set forth in the Companies Law. Mr. Stolper further declared that he meets all of the requirements applicable to "Independent Director" under applicable NASDAQ rules.

Mr. Ivy thinks it is in the best interest of the Company to elect Mr. Stolper as a director. Mr. Ivy is not aware of any reason why Mr. Stopler, if elected as a director, should be unable to serve. Mr. Ivy is not aware of any understanding or agreement with respect to the future election of Mr. Stolper.

The following biographical information is provided with respect to Mr. Stolper and is based upon his declaration which was submitted to the Company.

Mr. Stolper, 41, serves as Executive Vice President and Chief Financial Officer of RadNet Inc., a NASDAQ-listed company, since 2004. RadNet is the largest owner and operator of medical diagnostic imaging centers in the United StatesMr. Stolper serves on the Board of Directors and the audit committees (as a "Financial Audit Committees Expert" under the SEC Rules) of Tix Corporation (publicly traded entertainment ticketing company), Metropolitan Health Networks, Inc. (publicly traded healthcare services provider) and CompuMed, Inc. (publicly traded medical informatics and software company).

Mr. Stolper holds B.A. in Economics from the University of Pennsylvania (1993), B.S. in Economics with a concentration in Finance from Wharton School of the University of Pennsylvania (1993), and a post-graduate award in Accounting from UCLA (2008).

Therefore, it is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to elect Mr. Mark Stolper a Director on the Board of Directors of the Company
until the first general meeting of the shareholders of the Company to be held following termination of the 36 months period commencing as of the date of the Meeting".

MR. JERRY L. IVY, JR., RECOMMENDS A VOTE “FOR” PROPOSAL 8.

Required Majority:
The affirmative vote of a majority of the shares voting on the matter is required to approve such resolution.

ITEM 9 – ELECTION OF MR. JOHN KNAPP AS A DIRECTOR

This item shall be considered by the Meeting only in case any general meeting of the shareholders of the Company has approved prior to the Meeting the amendment to the Company's Articles of Association, under which the size of the Company's Board of Directors is extended to not more than 11 directors.

Mr. Ivy strongly believes that a substantial change in the Company's Board of Directors is necessary, by means of releasing the suggested director and appointing new highly qualified directors as specified in the agenda of the Meeting, in order to improve the Company's performance and enhance its future business.

Mr. Ivy suggests that since the Company reports that 96% of its outstanding shares are held by a depository in the United States, it is necessary, and long overdue, to elect directors that are more representative of the Company’s shareholders, and furthermore, are highly qualified and capable to affect the necessary changes in the Company.

The Company has received a statement from Mr. Knapp, in which he declared of his compliance with all of the requirements applicable to directors in publicly traded companies, as set forth in the Companies Law.

Mr. Ivy thinks it is in the best interest of the Company to elect Mr. Knapp as a director. Mr. Ivy is not aware of any reason why Mr. Knapp, if elected as a director, should be unable to serve. Mr. Ivy is not aware of any understanding or agreement with respect to the future election of Mr. Knapp.

The following biographical information is provided with respect to Mr. Knapp and is based upon his declaration which was submitted to the Company:

Mr. Knapp, 71, in the CEO of Andover Group, Inc. (real estate development) since 1978. From 2005 to 2010 Mr. Knapp served as President and CEO of ICO, Inc., a privately-held manufacturer of  chemical resins for the oil and gas industry.

Mr. Knapp holds B.A. in Economics with honors from Williams College (1973).

Therefore, it is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to elect Mr. John Knapp a Director on the Board of Directors of the Company until the first general meeting of the shareholders of the Company to be held following termination of the 36 months period commencing as of the date of the Meeting".

MR. JERRY L. IVY, JR., RECOMMENDS A VOTE “FOR” PROPOSAL 9.

Required Majority:
The affirmative vote of a majority of the shares voting on the matter is required to approve such resolution.

ON TRACK INNOVATIONS LTD.
EXTRAORDINARY GENERAL MEETING OF THE SHAREHOLDERS
DECEMBER 30, 2012
PROXY CARD
THE FOLLOWING PROXY IS BEING SOLICITED ON BEHALF OF MR. JERRY L. IVY, JR., A SHAREHOLDER OF ON TRACK INNOVATIONS LTD.

The undersigned, a shareholder of On Track Innovations Ltd. (the “Company”) hereby appoints Ilanit Landesman-Yogev (I.D. Number: 024918989), Adv., and Aya Ben David Ashbel, Adv. (I.D. Number: 033670365), or any one of them, from Herzog Fox & Neeman, Law Office, the Israeli legal counsel of Mr. Ivy, or any other person duly authorized by them, as proxy and attorney of the undersigned, for and in the name(s) of the undersigned, to attend the extraordinary general meeting of shareholders of the Company (the “Meeting”) to be held at the Company’s offices on Sunday, December 30, 2012, at 11:30 A.M. (Israel time) at Z.H.R. Industrial Zone, Rosh-Pina, Israel, and any adjournment thereof, to cast on behalf of the undersigned all the votes that the undersigned is entitled to cast at such meeting and otherwise to represent the undersigned at the Meeting with all powers possessed by the undersigned if personally present at the Shareholders Meeting, including, without limitation, to vote and act in accordance with the instructions set forth below.

The Company will not be able to count a Proxy Card, unless it is received by the Company at its principal executive offices at Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000, or by the Company's transfer agent, Continental Stock Transfer & Trust Company, in the enclosed envelope, by December 28, 2012 at 11:30 A.M. Israel time.

The votes entitled to be cast by the undersigned will be cast as instructed below. However, if this Proxy Card is executed but no instruction is given with regards to all proposals on the agenda of the Meeting, the votes entitled to be cast by the undersigned will be cast “FOR”.

You are asked to indicate whether you are a "Controlling Shareholder" or have a "Personal Interest" in the approval of each of Items 2 and 3.

(Continued and to be signed on the reverse side)

EXTRAORDINARY GENERAL MEETING OF THE SHAREHOLDERS OF
ON TRACK INNOVATIONS LTD.
("COMPANY")
DECEMBER 30, 2012
Please date, sign and mail your proxy card
in the envelope provided as soon as possible.
Please mark your vote in blue or black ink as shown here ☒

MR. JERRY L. IVY, JR., RECOMMENDS A VOTE
“FOR” PROPOSALS 1, 2, 3, 4, 5, 6, 7, 8, 9

		For	Against	Abstain

1.	Removal of Mr. Eli Akavia from his position as director of the Company as of the date of the Meeting.	☐	☐	☐
2.	Election of Ms. Eileen Segall to serve as an external director of the Company for a three-year term commencing as of the date of the Meeting.	☐	☐	☐
3.	Election of Mr. Jeffrey E. Eberwein to serve as a director of the Company for a three-year term commencing as of the date of the Meeting.	☐	☐	☐
4.	Election of Mr. Cahrles M. Gillman to serve as a director of the Company as specified in the agenda of the Meeting.	☐	☐	☐
5.	Election of Mr. Dilip Singh to serve as a director of the Company as specified in the agenda of the Meeting.	☐	☐	☐
6.	Election of Mr. Richard Kenneth Coleman, Jr. to serve as a director of the Company as specified in the agenda of the Meeting.	☐	☐	☐
7.	Election of Mr. Dimitrios Angelis to serve as a director of the Company as specified in the agenda of the Meeting.	☐	☐	☐
8.	Election of Mr. Mark Stolper to serve as a director of the Company as specified in the agenda of the Meeting.	☐	☐	☐
9.	Election of Mr. John Knapp to serve as a director of the Company as specified in the agenda of the Meeting.	☐	☐	☐

Please indicate by check mark if the following is applicable to you with respect to proposed resolution(s) 2 and 3:
☐ I am a "Controlling Shareholder"/I have a “Personal Interest” (excluding a Personal Interest that is not related to a relationship with a Controlling Shareholder), as such terms are defined under the Israeli Companies Law 1999, in proposed resolution(s) _________, for the following reasons: ________________________________________________________________________.

Signature: ___________________ Date: ____________
Print Name of Shareholder: __________________________
Print Name of Signer: _______________________________
Print Title of Signer: _______________________________
Number of Ordinary Shares: _________________________

NOTE: Please sign exactly as your name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by an authorized officer or if a partnership, please sign in full partnership name by an authorized person.